May 10, 2007

VIA HAND DELIVERY AND EDGAR

Elaine Wolff

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Care Investment Trust Inc. Form S-11
Registration No. 333-141634

Dear Ms. Wolff:

On behalf of Care Investment Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-141634) (as amended, the “Registration Statement”), initially filed with the Commission on March 29, 2007 and amended on the date hereof, relating to the initial public offering of shares of common stock, par value $0.001 per share, by the Company. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated April 30, 2007 (the “Comment Letter”).

Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 1 to the Registration Statement, as filed with the Commission on the date hereof.

General Comments

1.

We note that you intend to elect to be taxed as a REIT and that you have not yet identified the percentage of the net proceeds from this offering that will be utilized to purchase the assets from CIT Real Estate Holding Corporation. Please provide disclosures that would be required by Industry Guide 5. See Securities Act Release 33-6900.

We supplementally advise the Staff that at least 75% of the net proceeds of this offering will be used to purchase the portfolio of initial assets (the “Initial Assets”). As a result, this offering does not constitute a “blind pool” offering and the disclosure that would be required by Industry Guide 5 does not apply.

2.	On page 2, you state that concurrent with the closing of this offering CIT Real Estate Holding Corporation will contribute a portfolio of healthcare-related

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

real estate assets to you in exchange for cash and shares of your common stock. Please provide us with a detailed analysis as to why the concurrent offering of your stock to CIT Real Estate Holding Corporation should not be integrated with this offering. Since CIT Real Estate Holding Corporation is a wholly owned subsidiary of CIT Group Inc., please tell us the process by which the investment decision is being made and the persons involved in this process. In addition, please provide us with copies of the contribution agreement which has yet to be filed as an exhibit.

The Company believes the issuance of shares of the Company’s common stock to CIT Real Estate Holding Corporation (“CIT Holding”) as partial consideration for the contribution of the Initial Assets to the Company upon consummation of the initial public offering should not be integrated with the offer and sale of shares of the Company’s common stock through the pending Registration Statement. Upon consummation of the offering, CIT Real Estate Holding Corporation (the “Manager”) will contribute the Initial Assets to CIT Holding, who will immediately contribute the Initial Assets to the Company. The Company will, in turn, issue shares of common stock to CIT Holding. CIT Holding and the Manager are both wholly-owned subsidiaries of CIT Group Inc. (“CIT Group”). CIT Group is a publicly traded company listed on the New York Stock Exchange with managed assets of approximately $79.7 billion and a market capitalization of approximately $10.2 billion at March 31, 2007. The Company believes that, because of the relationships among CIT Group, CIT Holding, the Manager and the Company and the involvement of all parties in the public offering as well as the private asset contribution and private placement, CIT Holding does not need and will not benefit in any way from the extra protections afforded by the registration requirements set forth in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder.

The essential policy objective of the Securities Act is to protect “investors by promoting full disclosure of information thought necessary to make informed investment decisions,” SEC v. Ralston Purina Co., 346 U.S. 119, 123 (1953), including the protection of “those who do not know market conditions from the overreachings of those who do,” Charles Hughes & Co. v. SEC, 139 F.2d 434, 437 (2d Cir. 1943). The SEC recognized this policy position in the no-action letter to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and further clarified its policy position in the no-action letter to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron”). In these no-action letters, the SEC created an informal and limited exception to the rule requiring that concurrent transactions be integrated when the private placement purchaser is such that it is capable of fending for itself and does not need the protections afforded by registration under the Securities Act. Specifically, in Black Box, as clarified by Squadron, the Division of Corporate Finance held “for policy reasons” that it would not recommend an

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

enforcement action to integrate a private placement with a proposed initial public offering, despite the fact that an agreement for a private placement of securities might not be executed prior to the filing of the registration statement for a public offering at the same time, under circumstances where the private placement was restricted to “qualified institutional buyers” and no more than two or three large institutional accredited investors.

The issuance of shares of the Company’s common stock to CIT Holding in consideration for the contribution of the Initial Assets to the Company does not raise any of the policy concerns addressed by the registration requirements of the Securities Act. As discussed, CIT Holding is a wholly-owned subsidiary of CIT Group, a single “qualified institutional buyer,” as defined in Rule 144A under the Securities Act. CIT Group, CIT Holding and the Manager have full access to all information concerning the Company and the Initial Assets. All of the Initial Assets to be contributed to the Company are assets currently included in the Manager’s portfolio. In addition, all of the officers of the Company are employees of the Manager or subsidiaries of CIT Group and these officers have been directly responsible for the formation of the Company and the preparation of the Registration Statement. Further, the board of directors and officers of CIT Holding and the Manager have approved the transactions and officers of the Manager will be responsible for approving the contribution and valuation of the Initial Assets and the price of the common stock to be issued in the public offering and to CIT Holding. The parties involved in the formation of the Company, the public offering and the contribution of the Initial Assets and the issuance of the common stock to CIT Holding are all employees of subsidiaries of CIT Group. As a result, this sale of stock to CIT Holding epitomizes the situation in which the purchaser can “fend for itself” and does not need registration statement disclosure in order to make an informed investment decision. The private placement to CIT Holding should not be integrated with the Company’s public offering.

We have supplementally provided the Staff with a draft of the contribution agreement, which is attached hereto as Annex A, and which will be filed as an exhibit to the Registration Statement in a subsequent amendment.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company does not intend to use any pictures, graphics or artwork other than the logo that will appear on the front cover of the prospectus included in the Registration Statement in a subsequent amendment.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

4.

We note your use of the terms “leading” and “leader” throughout the document. For instance, but without limitation, on pages 1, 2, 49, 60, and 75 you note that CIT Group Inc. is a leading publicly-traded commercial and consumer finance company. Please revise to clarify the measure you are using to determine its leadership position and provide us with current industry data that supports these assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

The terms “leading” and “leader” have been deleted throughout the prospectus, including on the cover of the prospectus and on pages 1, 2, 50, 61, 62, 84 and F-4 in response to the Staff’s comment. We have supplementally provided the Staff independent support for the following statement under separate cover as Annex B: “We believe our Manager is one of the leading healthcare financiers in the country.”

5.

The basis for comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing supporting documents, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

“The supply of space is being constrained by a variety of factors, including increased costs of new construction.” (page 49)

“Capital flows to commercial real estate increased in 2006 and continue to grow in 2007.” (page 50)

“public healthcare REITs own just 2% of the $750.0 billion healthcare property market, which we believe provides significant penetration opportunities.” (page 51)

We have supplementally provided the Staff with supporting documentation for comparative factual assertions and beliefs contained in the Registration Statement as Annex C. We supplementally advise the Staff that certain statements in the Registration Statement, including the first quote referenced above, are based on the Manager and CIT Group’s experience in the industry and common market knowledge rather than documented support.

6.	Please revise the prospectus to furnish the information required by Item 506 of Regulation S-K.

All of the common stock issued to date, other than the de minimus 100 shares issued to CIT Holding in connection with our formation, will be issued at the public offering price disclosed on the front cover of the prospectus. As a result, there will

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

be immaterial dilution to potential investors in this offering. The information required by Item 506 of Regulation S-K is only required where there is material dilution. Therefore, we have omitted dilution information from the prospectus.

7.	Please include the general information required by Item 11(d) of Form S-11.

No person or persons served as a “promoter” of the Company or contributed anything of value to or received anything of value from the Company in connection with the Company’s formation. CIT Group’s wholly-owned subsidiary, CIT Holding, contributed $100 to the Company in exchange for 100 shares of common stock and will contribute the Initial Assets in exchange for cash and shares of common stock upon the consummation of this offering. CIT Group is a publicly-traded, widely held NYSE-listed company. This contribution and stock issuance are disclosed throughout the Registration Statement.

Cover Page

8.

Please revise to limit the cover page to that information that is required by Item 501 of Regulation S-K. In that connection, please revise to omit the information regarding your Manager other than the percentage it will own. In connection with the percentage that your Manager will own, please revise here and throughout to present “fully-diluted” in the manner as commonly understood under GAAP or revise to explain how you have calculated the “fully diluted basis” each time it is used. We note your disclosure in the italicized portion of page 1 that provides a meaning other than the GAAP meaning.

The information on the cover page of the prospectus has been revised in response to the Staff’s comment. In addition, all references to “fully diluted basis,” including in the italicized portion of page 1, have been deleted in response to the Staff’s comment.

Prospectus Summary

9.

You state that you are externally managed to provide your stockholders with the “the benefits of our Manager and CIT Group’s infrastructure.” Please revise to note whether your Manager has an agreement in place whereby CIT Group will provide your Manager with any type of support or assistance in performing its management functions.

The Manager is a wholly-owned subsidiary of CIT Group and has full access to the support and assistance of CIT Group as one of its operating subsidiaries. There will not be a separate agreement for these services. Disclosure to this effect has been added on page 1 of the prospectus.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

Initial Asset Contribution, page 2

10.

Tell us how you intend to account for the acquisition of the initial assets from your affiliate. Additionally, explain to us how you considered the need to include pro forma financial statements showing the impact of this acquisition.

In accordance with SEC Staff Accounting Bulletin Topic 5G., “Transfer of Nonmonetary Assets by Promoter or Shareholders”, the Company will record each Initial Asset to be purchased from CIT Holding at its fair market value to the extent the Company will pay CIT Holding in cash. To the extent the Company will pay CIT Holding in common stock, the Company will record each Initial Asset purchased at CIT Holding’s carrying value on the date of transfer. As a result of recording a pro-rata portion of each asset at CIT Holding’s carrying amount, the Company expects to record the basis of the assets purchased below the fair value of the assets, with a corresponding reduction to additional paid in capital as of the purchase date.

For the supplemental information of the Staff, we provide the following example. If the Initial Assets contributed by CIT Holding have a historical cost basis of $200 million, a fair value of $205 million, and CIT Holding receives $82 million in shares of the Company’s common stock and $123 million in cash in exchange for the Initial Assets, the Company’s basis in the assets will be calculated in the following manner:

Cost Component = (Stock/(Stock+Cash)) x Historical Cost Basis

Fair Market Component = (Cash/(Stock+Cash)) x Fair Market Value

Cost Component = ($82/($82+$123)) x $200 = 40% x $200 = $80 million

Fair Market Component = ($123/($82+$123)) x $205 = 60% x $205 = $123 million

Total: $80 million + $123 million = $203 million.

In the above example, since 60% of the consideration is cash consideration, 60% of the Initial Assets would be valued at fair market value and 40% at CIT Holding’s historical cost basis. The $2 million difference between the $203 million basis of the purchased assets and the $205 million in fair value of the cash and common stock paid will be charged to additional paid in capital.

As disclosed in the Registration Statement, the Initial Assets are all mortgage loans. Since this does not represent the acquisition of a business as defined by Rule 11-01 of Regulation S-X, the Company has determined that pro forma financials are not required.

11.	Please revise your disclosure to note the affiliation between CIT Real Estate Holding Corporation and your Manager.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

The disclosure on pages 2 and 68 has been clarified in response to the Staff’s comment. The structure chart on page 12 also shows the affiliation between CIT Holding and the Manager.

12.

You state that CIT Real Estate Holding Corporation will contribute a portfolio of assets to you. However, you also state that the assets represent a cross-section of your Manager’s real estate portfolio and that it represents a certain percentage of your Manager’s real estate assets. Please revise to clarify whether these assets are being contributed from CIT Real Estate Holding Corporation or your Manager.

We supplementally advise the Staff that immediately prior to the consummation of the offering, the Manager will move the Initial Assets to CIT Holding by contributing them to CIT Group/Equipment Financing Inc., a direct, wholly-owned subsidiary of CIT Group, who is the direct parent of the Manager and CIT Holding. This subsidiary will then immediately transfer the Initial Assets to CIT Holding, who will then immediately transfer the Initial Assets to the Company. We respectfully submit to the Staff that the internal structuring of the transfer of the Initial Assets is irrelevant and potentially confusing to any investment decision by investors in the Company and is therefore not discussed in the Registration Statement. We believe that it is sufficient that the statements on pages 2 and 68 and the structure chart on page 12 indicate the relationship between the Manager, CIT Holding and CIT Group, the ultimate parent company.

13.

You note that the total fair market value of the initial assets may increase between March 31, 2007 and the closing of this offering. You also note that the cash portion of the consideration that you will pay for the assets would be increased to reflect the increase in fair market value. Please revise to disclose who will determine the fair market value at the time of closing.

The disclosure on pages 3 and 68 has been clarified in response to the Staff’s comment to disclose that the Manager will determine the fair market value at the time of closing.

14.	You state that the fair market value of the assets to be contributed includes origination fees. Please revise to disclose who originated these loans and who will be paid the origination fees.

The Company supplementally advises the Staff that origination fees will not be contributed as part of the Initial Assets and will therefore not be included in the fair market value of the Initial Assets. No origination fees will be paid in connection with the transfers. The prior references to origination fees have been deleted on pages 3 and 68 in response to the Staff’s comment.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

Our Business Strengths, page 5

15.

You state that your Manager has relationships with hundreds of borrowers nationwide. Please revise to note the nature of these relationships. For instance, please revise to note whether these are contractual relationships.

The statements on pages 6 and 65 have been revised in response to the Staff’s comment.

Our Initial Assets, page 4

16.

Please revise your Initial Assets table to disclose the type of loans that make up your initial assets (e.g., first mortgage loan, mezzanine loans, etc.). Also, please revise to note whether any of the borrowers are delinquent or in default.

The tables on pages 4 and 69 have been revised to discuss the type of loans that make up the Initial Assets in response to the Staff’s comment. In addition, the disclosure on pages 3 and 68 has been revised to note that none of the borrowers are delinquent or in default in response to the Staff’s comment.

Our Structure, page 10

17.	We note in your Exhibit Index you list Exhibit 21.1 as Subsidiaries of the Registrant. Please revise your organizational chart to note all subsidiaries.

The Company currently has no subsidiaries. Prior to the Registration Statement being declared effective, the organizational chart on page 12 will be revised to include any subsidiaries formed as of such time, if any.

Summary Risk Factors, page 10

18.	Please relocate the summary risk factors so that they appear immediately after the Our Business Strengths section on page 5.

The summary risk factors have been relocated in response to the Staff’s comment.

Risk Factors, page 15

19.	Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:
•	on page 15, you state that “although we have adopted a conflicts of interest policy ______.”

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

•	on page 17, you state that “although our executive officers have been active in healthcare real estate finance and investing for many years...”

The mitigating language has been removed and the statements have been revised throughout the risk factors, including on pages 16, 18, 22, 31 and 34, in response to the Staff’s comment.

We are dependent upon our management and its key personnel, page 17

20.	Please revise to disclose the names of the key personnel of your Manager upon whom you rely.

The reference to reliance on key personnel on page 18 has been deleted because the Company does not believe that reliance on any individual personnel is a risk for the Company.

Capitalization, page 47

21.

We note your disclosure that you will acquire liabilities as part of the acquisition of your initial assets from an affiliate. Tell us whether any of these liabilities include loans payable, and if so, why these loans have not been included in the calculation of your adjusted capitalization.

The reference to liabilities on page 48 has been deleted because the Company will not assume any financing or other liabilities as part of the acquisition of the Initial Assets.

Outlook and Market Opportunity, page 49

22.

In the third full paragraph on page 50, you state that “such changes in the CMBS market will most likely also be reflected in the CDO market.” Please revise to explain how changes in the CMBS market may be reflected in the CDO market.

The disclosure in the third full paragraph on page 51 has been revised in response to the Staff’s comment to explain how changes in the CMBS market may be reflected in the CDO market.

23.

We note that you cite to the Centers for Medicare and Medicaid Services. Please provide us with a highlighted copy of the Centers for Medicare and Medicaid Service study or report on which you rely. Also, confirm that you did not compensate the Centers for Medicare and Medicaid Services for this information. Alternatively, please file the Centers for Medicare and Medicaid Services’ consent as an exhibit to the registration statement.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

The Company is supplementally providing the Staff independent support for this statement under separate cover in Annex D. The Company also confirms that it did not compensate the Centers for Medicare and Medicaid Services for this information.

Critical Accounting Policies, page 51

Loans and Investments, page 52

24.

Explain as to the Company’s policy for identifying properties that may have incurred an impairment loss. Tell us what consideration you have given to including a discussion of this policy in your Critical Accounting Policies disclosure. Reference is made to paragraphs 7 - 9 of SFAS 144.

The Company has modified the disclosure on identifying properties that may have incurred an impairment loss and refer you to the third paragraph in the section on “Loans and Investments” on page 53 within the discussion of “Critical Accounting Policies.”

Related Party Transactions, page 55

25.	Please revise to identify the affiliate that will contribute the assets and the affiliate(s) that will receive each of the shares and the cash compensation.

The disclosure on page 56 and elsewhere has been revised in response to the Staff’s comment.

Business, page 59

26.	Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

The disclosure on page 15 has been revised to reference the website.

Healthcare, page 59

27.

Please revise to disclose whether your Manager provides management services to any other companies besides yourself, when your Manager was formed and to disaggregate the experience of your Manager’s “leaders,” explaining what you mean by “leaders.”

The disclosure on page 61 has been revised and the references to the aggregate years of experience of the Manager’s “leaders” on pages 2, 62 and 84 have been deleted.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

Operations, page 60

28.

On page 63, you state that you “intend to make investments in real estate utilized by, related to and/or serving the healthcare industry for long-term investment purposes.” Please revise this section to discuss your real estate acquisitions operation.

The disclosure under “Our Targeted Investments” on page 66 has been revised in response to the Staff’s comment.

Underwriting, page 61

29.

You state that “upon receipt of each new deal submission, an underwriter analyzes it in accordance with specific underwriting guidelines in order to determine the investment’s suitability.” Please revise to provide a detailed description of your underwriting guidelines and suitability standards. This discussion should include, but not be limited to, whether you require your borrowers to meet certain creditworthiness requirements.

The disclosure on page 63 has been revised in response to the Staff’s comment.

Our Targeted Investments, page 63

30.	Please revise your disclosure to disclose whether there are any limitations on the amount that may be invested in each category.

The disclosure on page 6 and 67 has been revised in response to the Staff’s comment.

Initial Asset Contribution, page 65

31.	On page 47, you state that the initial assets were contributed to you with the related liabilities. Please revise this section to describe the liabilities that you received.

As noted in response to Staff comment 21, the reference to liabilities on page 48 has been deleted. Accordingly, the disclosure on page 68 has not been revised.

Collateralized Debt Obligation, page 69

32.

We note on page 29 that you will retain the equity component, or below investment grade component, of CDOs, and therefore, will have exposure to any investments included in such securitizations. Please revise this section to note this fact. Also, please revise your description to note whether you will need to acquire additional mortgage loans before you begin securitization.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

The disclosure on page 78 has been revised in response to the Staff’s comment.

Exemption From Regulation Under the Investment Company Act, page 72

33.

You state that “when we are primarily engaged in the business of owning liens on and other interests in real estate through wholly-owned or majority-owned subsidiaries that meet the requirements described above, we may be exempted from regulation as an investment company by Section 3(c)(6) of the Investment Company Act.” Please advise us whether it is your intention to become primarily engaged in the business of owning liens or revise as necessary.

The Company supplementally advises the Staff that its intention is to be primarily engaged in the business of owning mortgages and other liens on and interests in real estate. The bold, italicized words were inadvertently dropped in the previous filing. The disclosure on page 81 has been revised accordingly.

Manager Equity Plan, page 89

34.	In the first paragraph on page 90, you state that the plan administrator will have the authority to make awards to your Manager. Please revise to disclose the identity of the plan administrator.

The disclosure on page 100 has been revised to clarify the identity of the plan administrator in response to the Staff’s comment.

Description of Capital Stock, page 95

35.

On page 47, you state that you will have 250,000,000 shares of common stock and 100,000,000 shares of preferred stock authorized on an as adjusted basis. Please revise this section to discuss the increase in the authorized shares of preferred and common stock.

The Company supplementally advises the Staff that it will amend its Articles of Incorporation prior to the Registration Statement becoming effective to authorize the increase in capital stock.

Registration Rights, page 100

36.

You state that “in connection with the issuance of shares of our common stock to our Manager we will enter into a registration rights agreement with our Manager and an affiliate of our Manager.” Please revise to this section to provide a more detailed description of this issuance to your Manager.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

The disclosure on page 110 has been revised to clarify that the issuance of stock will be to an affiliate of the Manager, CIT Holding, which is the entity that will contribute the Initial Assets directly to the Company. The registration rights will extend to CIT Holding (for shares received as partial consideration for the Initial Assets) and the Manager (for shares the Manager will receive under the Manager Equity Plan, as described on page 100 and 101, and shares the Manager may receive in the future as part of its incentive fee under the Management Agreement and otherwise).

Exhibits

37.

Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

We have supplementally provided the Staff with drafts of the Exhibit 5.1 opinion and Exhibit 8.1 opinion, which are attached hereto as Annex E and Annex F, respectively.

* * * *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to me at (212) 735-3868, David Goldschmidt at (212) 735-3574 or Debra Post at (212) 735-7803.

Very truly yours,

/s/ Bethany Haynes

cc:	David Roberts, Esq.,
Division of Corporation Finance
Securities and Exchange Commission

Flint D. Besecker
Director
Care Investment Trust Inc.

F. Scott Kellman
President
Care Investment Trust Inc.

Elaine Wolff

Division of Corporate Finance

Securities and Exchange Commission

Larry P. Medvinsky

Clifford Chance US LLP

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

Debra Post

Skadden, Arps, Slate, Meagher & Flom LLP